EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
Amounts in millions	2010	2009	2008	2007	2006	2011	2010
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$15,169	$14,461	$14,927	$13,698	$11,658	$12,152	$12,387
Fixed charges (excluding capitalized interest and including amortization of capitalized interest)	1,167	1,576	1,640	1,458	1,268	783	900

TOTAL EARNINGS, AS DEFINED	$16,336	$16,037	$16,567	$15,156	$12,926	$12,935	$13,287

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,014	$1,431	$1,546	$1,374	$1,153	$661	$785
1/3 of rental expense	176	177	137	124	122	126	133

TOTAL FIXED CHARGES, AS DEFINED	$1,190	$1,608	$1,683	$1,498	$1,275	$787	$918

RATIO OF EARNINGS TO FIXED CHARGES	13.7x	10.0x	9.8x	10.1x	10.1x	16.4x	14.5x